Exhibit 99.1
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For Immediate Release

13 August 2002

TELEWEST COMMUNICATIONS PLC ("TELEWEST" or "THE GROUP")
SEEKS APPROVAL FOR PROPOSED DISPOSAL ("THE DISPOSAL") OF
SHAREHOLDING IN SMG PLC ("SMG")

A circular has today been sent to the shareholders of Telewest seeking their approval for the Disposal of the Group's 16.9 per cent. stake in SMG. There will be an extraordinary general meeting of Telewest, to be held on 4 September 2002, for shareholders to vote on this proposal.

In order to preserve its flexibility at a time of constrained capital markets, in the next twelve months the Group may wish to effect the Disposal as part of its efforts to address the Group's funding requirements and to make its financial position more secure. Today's circular seeks shareholders' approval in advance for the Disposal, and the actual sale of the shareholding will take place if and when the Group considers it appropriate to make such disposal.

Charles Burdick, managing director of Telewest, said:

"We continue to progress the available options to strengthen our financial position, and today's circular seeks our shareholders' permission to divest our stake in SMG over the next twelve months. We remain committed to finding an outcome to our balance sheet concerns that is fair and equitable to all our stakeholders."

A copy of the Circular has been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility which is situated at Financial Services Authority, 25 North Colonnade, Canary Wharf, London E14 5HS.

Enquiries:

Telewest
Jane Hardman                                          020 7299 5888

Brunswick
Sarah Tovey                                           020 7404 5959
Craig Breheny                                         020 7404 5959

Salomon Brothers International Limited (trading as Schroder Salomon Smith Barney ("SSSB")), is acting for Telewest Communications plc and no one else in connection with the Disposal and will not be responsible to any other person for providing the protections afforded to clients of SSSB nor for providing advice in relation to the Disposal.

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Notes:

This authority, if granted, would continue until 4 September 2003 which would be twelve months after the date on which Telewest shareholder approval for the Disposal is received.

The value of the Company's shareholding in SMG, based on the closing price of SMG shares on 12 August 2002 of 98p per SMG share, was (pound)52.0 million. The shareholding is secured against a loan of (pound)33 million made by The Toronto-Dominion Bank to the Group.















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